INDEPENDENT ACCOUNTANTS' REPORT

The Board of Directors of  Bessemer Funds Trust:

We have examined management's assertion included in the accompanying Management Statement Regarding Compliance with
Certain Provisions of the Investment Company Act of 1940 that Bessemer Sand Hill Investors Fund II (the one portfolio constituting the Bessemer Funds Trust (the
"Trust")) complied with the requirements of subsections (b) and (c) of rule 17f-2 under the Investment Company Act of 1940 ("the Act") as of October 31, 2001. Management is responsible for the Trust's compliance with those requirements. Our responsibility is to express an opinion on management's assertion about the Trust's compliance based on our examination.

Our examination was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants and, accordingly, included examining, on a test basis, evidence about the Trust's compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of October 31, 2001, and with respect to agreement of security purchases and sales, for the period from August 31, 2001 (the date of our last examination) through October 31, 2001:

Confirmation of all securities held by Bessemer Trust
Company in book entry form;

Confirmation of all securities hypothecated, pledged, placed in escrow, or out for transfer with brokers, pledgees and/or transfer agent;

Reconciliation of all such securities to the books and records of the Trust and the custodian;

Agreement of one security purchase since our last report from the books and records of the Trust to broker confirmation.

We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Fund's compliance with specified requirements.

In our opinion, management's assertion that Bessemer Funds
Trust complied with the requirements of subsections (b) and
(c) of rule 17f-2 of the Investment Company Act of 1940 as of October 31, 2001 with respect to securities reflected in the investment account of the Trust are fairly stated, in all material respects.

This report is intended solely for the information and use of management and Board of Directors of Bessemer Funds
Trust and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.


DELOITTE & TOUCHE LLP
New York, New York
December 14, 2001



Management Statement Regarding Compliance with Certain
Provisions of the Investment Company Act of 1940


We, as members of management of Bessemer Sand Hill
Investors Fund II (the "Fund"), are responsible for complying with the requirements of subsections (b) and (c) of rule 17f-2, "Custody of Investments by Registered
Management Investment Companies," of the Investment Company
Act of 1940. We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements. We have performed an evaluation of the Fund's compliance with the requirements of subsections (b) and (c) of rule 17f-2 as of October 31, 2001 and from August 31, 2001 (date of last examination) through October 31, 2001.

Based on this evaluation, we assert that the Fund was in compliance with the requirements of subsections (b) and (c) of rule 17f-2 of the Investment Company Act of 1940 as of October 31, 2001 and from August 31, 2001 (date of last examination) through October 31, 2001, with respect to securities reflected in the investment account of Bessemer
Sand Hill Investors Fund II.


Bessemer Trust Company



Frank E. Helsom
President and Chief Executive Officer


John G. MacDonald
Managing Director, Chief Financial Officer and Treasurer


Richard T. Murtagh
Principal and Corporate Controller

December 14, 2001